25002945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-15919

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: N.I.S. Financial Services, Inc.

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

MAR 10 2025

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 East 9th Street
(No. and Street)

Kansas City	MO	64106-2627
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle Salyer, President	816-842-6300	michelle.salyer@ozark-national.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS, LLP
(Name – if individual, state last, first, and middle name)

1201 Walnut Street	Kansas City	MO	64106-2246
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Salyer, President, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.I.S. Financial Services, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WEISHA TIAIRA JACKSON
Notary Public - Notary Seal
Jackson County - State of Missouri
Commission Number 24051703
My Commission Expires Jan 4, 2028

Notary Public

Signature:

Title:
President

SEC Mail Processing
MAR 10 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

N.I.S. Financial Services, Inc.

Report of Independent Registered Public Accounting Firm and Financial Statements

December 31, 2024 and 2023

N.I.S. Financial Services, Inc.

December 31, 2024 and 2023

Contents

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(1), as the Company's business is limited.

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of N.I.S. Financial Services, Inc. (the "Company") as of December 31, 2024 and 2023, the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15-c3-1, Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements Under Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2024 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental

information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company's auditor since 2003.

Kansas City, Missouri
February 28, 2025

N.I.S. Financial Services, Inc.

Statements of Financial Condition

December 31, 2024 and 2023

Assets

	2024	2023
Cash and cash equivalents	$ 4,794,037	$ 7,733,726
Restricted cash	700,000	700,000
Total cash, cash equivalents and restricted cash	5,494,037	8,433,726
Receivables		
Concessions	2,481,476	2,030,379
Accrued interest	15,937	33,054
Affiliates	119,046	7,596
Other	12	577
Deferred federal income tax	3,470,594	3,877,479
Receivable from parent for federal income tax	-	95,580
Other assets	45,965	40,859
Total assets	$ 11,627,067	$ 14,519,250

Liabilities and Stockholder's Equity

	2024	2023
Liabilities		
Accrued commissions	$ 911,166	$ 775,096
Due to broker	119,046	7,596
State income tax payable	126,431	130,363
Other liabilities	619,230	457,192
Total liabilities	1,775,873	1,370,247
Stockholder's Equity		
Common stock, $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional contributed capital	5,760,542	5,760,542
Retained earnings	4,070,652	7,368,461
Total stockholder's equity	9,851,194	13,149,003
Total liabilities and stockholder's equity	$ 11,627,067	$ 14,519,250

N.I.S. Financial Services, Inc.
Statements of Income
Years Ended December 31, 2024 and 2023

	2024	2023
Income		
Concessions	$12,359,318	$10,475,370
Interest	402,388	371,579
Other	4,092	4,831
Total income	12,765,798	10,851,780
Expenses		
Commissions	4,441,714	3,916,419
Salaries and related benefits	607,762	807,549
Licenses and registration fees	156,219	168,123
Service fees	861,283	842,149
Other operating expenses	539,550	360,227
Total expenses	6,606,528	6,094,467
Income Before Taxes	6,159,271	4,757,313
Provision for Income Taxes	1,457,079	1,122,475
Net Income	$ 4,702,191	$ 3,634,838

N.I.S. Financial Services, Inc.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2024 and 2023

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance, January 1, 2023	$ 20,000	$ 5,760,542	$15,733,623	$21,514,165
Net income	-	-	3,634,838	3,634,838
Cash dividends ($600.00 per share)	-	-	(12,000,000)	(12,000,000)
Balance, December 31, 2023	20,000	5,760,542	7,368,461	13,149,003
Net income	-	-	4,702,191	4,702,191
Cash dividends ($400.00 per share)	-	-	(8,000,000)	(8,000,000)
Balance, December 31, 2024	$ 20,000	$ 5,760,542	$ 4,070,652	$ 9,851,194

N.I.S. Financial Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Operating Activities		
Net income	$ 4,702,191	$ 3,634,838
Items not requiring cash		
Deferred federal income tax	406,885	381,194
Changes in		
Concessions receivable	(451,097)	(160,756)
Accrued interest	17,117	17,478
Other receivables	565	(458)
Affiliate receivables	(111,450)	12,032
Other assets	(5,106)	(16,126)
Accrued commissions	136,070	37,381
Payable (receivable) to parent for federal income tax	95,580	(52,442)
Due to broker	111,450	(12,032)
State income tax payable (receivable)	(3,932)	1,501
Other liabilities	162,038	46,504
Net cash provided by (used in) operating activities	5,060,311	3,889,114
Financing Activities		
Dividends paid	(8,000,000)	(12,000,000)
Net cash used in financing activities	(8,000,000)	(12,000,000)
Decrease in Cash, Cash Equivalents and Restricted Cash	(2,939,689)	(8,110,886)
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	8,433,726	16,544,612
Cash, Cash Equivalents and Restricted Cash, End of Year	$ 5,494,037	$ 8,433,726
Supplemental Cash Flows Information		
Income taxes paid	$ 603,363	$ 792,223

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2024 and 2023

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

N.I.S. Financial Services, Inc. (the "Company"), a wholly owned subsidiary of National Western Life Group, Inc. ("NWLG") with its ultimate parent company being Prosperity Group Holdings, LP, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent in regard to the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), a wholly owned subsidiary of National Western Life Insurance Company ("NWLIC"). NWLIC is also a wholly owned subsidiary of NWLG.

Cash, Cash Equivalents and Restricted Cash

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

The Company has segregated funds in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

At December 31, 2024, the Company's cash accounts exceeded federal insured limits by approximately $5,245,000.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the transaction period (monthly and quarterly). Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. As of December 31, 2024 and December 31, 2023, accounts receivable from contracts with customers were $2,481,476 and $2,030,379, respectively.

Revenue Recognition

The Company enters into arrangements to distribute shares of investment company products to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. During 2024 and 2023, the Company recognized distribution commission revenue primarily related to current period activity of $1,880,250 and $1,774,821, respectively, and revenue under Rule 12b-1 service plans primarily

related to performance obligations satisfied in prior periods of $10,422,342 and $8,649,463, respectively.

Fair Value of Financial Instruments

The carrying amounts reported in the statements of financial condition for cash, cash equivalents and restricted cash, receivables and all liabilities approximate those assets' and liabilities' fair values because of their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued, February 28, 2025, and determined that no events have occurred requiring adjustments to our disclosures in the financial statements.

On February 5, 2025, JAB Holding Company ("JAB"), Elliott Investment Management and Prosperity Life Group ("Prosperity") announced that they have entered into a definitive agreement whereby JAB will acquire 100% of Prosperity, which is comprised of the Prosperity Life Group Insurance Companies and Prosperity Asset Management. The transaction is expected to close in the second half of 2025.

On February 18, 2025, Americo Financial Life and Annuity Insurance Company ("Americo") entered into a Stock Purchase Agreement where Americo will acquire 100% of the Company and its affiliate, Ozark, from NWLG and NWLIC, respectively. The transaction is expected to close late in the second quarter or in the third quarter of 2025.

Note 2: Recent Accounting Pronouncements

There are no recent Accounting Standards Updates that the Company expects will have a material impact on its financial statements and related disclosures.

Note 3: Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company joins with NWLG in filing a consolidated federal income tax return. In accordance with the tax sharing arrangement with NWLG and affiliates, the Company recognizes federal

income tax expense and remits to NWLG the amount invoiced. The Company also recognizes state income tax expense and remits the computed amount directly to the state or to NWLG if the state allows the filing of a consolidated return. During 2024 and 2023, the Company made federal and state income tax payments to NWLG of $401,000 and $653,000, respectively, and state income tax payments directly to the states totaling $202,363 and $139,223, respectively.

The Company is no longer subject to federal and state tax examinations by tax authorities for years before 2021.

Note 4: Related Party Transactions

Service Agreement

The Company has a service agreement with Ozark in which office space, equipment and information technology services are provided to the Company. The agreement requires the Company to pay for office space and equipment based on square footage and other services based on the total Company accounts (mutual fund accounts). The Company incurred expenses totaling $861,283 and $842,149 under this service agreement for the years ended December 31, 2024 and 2023, respectively.

Note 5: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or $6^{2}/_{3}$% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the SEC's Uniform Net Capital Rule 15c3-1 was 0.46 to 1 as of December 31, 2024. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $3,850,062 as of December 31, 2024, which exceeded the required net capital by $3,731,670.

Note 6: Cash Dividends

The Company declared and paid cash dividends to NWLG in the amount of $8,000,000 and $12,000,000 for the years ended December 31, 2024 and 2023, respectively.

Note 7: Employee Benefit Plans

The Company participated in the qualified 401(k) plan sponsored by NWLG for substantially all employees. The Company made annual contributions to the 401(k) plan of up to four percent of each eligible employee's compensation based on the employee's personal level of salary deferrals to the plan. For the years ended December 31, 2024 and December 31, 2023, the Company's contributions totaled $14,610 and $13,970, respectively.

The President of the Company was eligible for restricted stock units ("RSUs") and stock appreciation rights ("SARs") under NWLG's Incentive Plan. RSUs and SARs provide solely for cash settlement based upon the market price of NWLG's Class A common shares with the current fair value method used to measure these compensation costs. RSUs vest at 100% three years from the grant date and SARs vest 33.3% annually following one year of service from the grant date. The liability balances for the RSUs were $0 and $39,214 at December 31, 2024 and 2023, respectively, and the liability balances for the SARs were $0 and $83,692 at December 31, 2024 and 2023, respectively. On July 9, 2024, NWLG was acquired by S. USA Life Insurance Company, Inc., part of Prosperity Group Holdings, in an all-cash merger for approximately $1.9 billion. As a result of the acquisition, the NWLG Incentive Plan was terminated and all unvested RSUs and SARs vested immediately. The Company paid $170,318 for all remaining outstanding RSUs and SARs on July 18, 2024.

Note 8: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Concession Income and Concession Receivables

Substantially all of the Company's distribution commission revenue, revenue recognized under Rule 12b-1 service plans, and receivables result from transactions with three broker-dealers. The Company does not require collateral to support the receivables, but closely monitors its business with the entities to ensure amounts are settled timely. The Company has concentration of credit risk with respect to these receivables.

In both 2024 and 2023, approximately 99% of revenue recognized under Rule 12b-1 service plans was earned under Dealer Agreements with three broker-dealers.

In both 2024 and 2023, approximately 78% of distribution commission revenue was earned under a Dealer Agreement with one broker-dealer.

Note 9: Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company. No amounts have been accrued in the financial statements for outstanding lawsuits; however, due to the uncertainty involved in these matters, the ultimate outcome could differ materially.

Examinations

The SEC's most recent examination of the Company began July 17, 2023 and was ongoing as of December 31, 2024.

FINRA's most recent examination of the Company began July 12, 2021 and was completed on March 1, 2022.

Note 10: Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase the financial instrument underlying the contract at a loss.

Note 11: Segment Reporting

The Company is engaged in a single line of business as a broker-dealer that is solely comprised of distributing shares of investment company products to investors. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 97% of its total revenues from three broker-dealers, one of which amounted to 76% of total revenues.

Supplementary Information

N.I.S. Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2024

Aggregate Indebtedness	$ 1,775,872
Stockholder's Equity	$ 9,851,194
Less Nonallowable Assets	
Receivables and other assets	(5,915,241)
Haircuts on securities	(85,891)
Net capital	3,850,062
Less net capital requirements - greater of $5,000 or 6 2/3% of aggregate indebtedness	(118,392)
Net capital in excess of requirement	$ 3,731,670
Ratio of Aggregate Indebtedness to Net Capital	0.46 to 1

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company in the unaudited FOCUS Report Part II A.

N.I.S. Financial Services, Inc.
Computation for Determination of
Customer Reserve Requirements and PAB
Account Reserve Requirements Under Rule 15c3-3
December 31, 2024

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

See accompanying Report of Independent Registered Public Accounting Firm

N.I.S. Financial Services, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2024

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

See accompanying Report of Independent Registered Public Accounting Firm

N.I.S. Financial Services, Inc. Exemption Report

N.I.S. Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

> (1) The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:
>
> (i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;
>
> (ii) The broker's or dealer's transactions as broker (agent) are limited to:
>
> (*a*) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;
>
> (*b*) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and
>
> (*c*) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

N.I.S. Financial Services, Inc.

I, Michelle Salyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: President

January 20, 2025

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us

forvis mazars

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying N.I.S. Financial Services, Inc. Exemption Report, in which (1) N.I.S. Financial Services, Inc. (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

Forvis Mazars, LLP

Kansas City, Missouri
February 28, 2025

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report Related to an Entity's Claim for Exclusion from SIPC Membership

Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2024. Management of N.I.S. Financial Services, Inc. (the "Company") is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under Section 78ccc(a)(2)(A) of the *Securities Investor Protection Act of 1970* for the year ended December 31, 2024, as noted on the accompanying Form SIPC-3. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024, to the total revenues in the Company's audited financial statements included on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024, to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024, and in the related schedules and working papers, no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be

the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Forvis Mazars, LLP

Kansas City, Missouri
February 28, 2025

N.I.S. Financial Services, Inc.

Schedule of Form SIPC-3 Revenues for the year ended 12/31/2024

Amount($)	**Business activities through which revenue was earned**
$0	Business conducted outside the United States and its territories and possessions
$12,359,318	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sales of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$12,359,318	**Total Revenues**